Archer Daniels Midland Company Global Headquarters and Customer Center 77 W. Wacker Drive, Suite 4600 Chicago, Illinois 60601 t (312) 634.8100 / f (312) 634.8105 ADM.COM

October 21, 2020

Ms. Mindy Hooker
United States Securities and Exchange Commission
Division of Corporation Finance
Office of Manufacturing
100 F Street, N.E.
Washington, D.C. 20549

Re:    Archer-Daniels-Midland Co
Form 10-K for the year ended December 31, 2019
Filed on February 18, 2020
Form 10-Q for the quarter ended March 31, 2020
Filed on May 1, 2020
File No. 1-00044

Dear Ms. Hooker:

Archer-Daniels-Midland Company (the “Company”) is pleased to submit the following response to the comments of the Staff as set forth in your letter to the Company dated September 16, 2020, regarding the Company’s Form 10-K for the fiscal year ended December 31, 2019, filed on February 18, 2020, and Form 10-Q for the quarter ended March 31, 2020, filed on May 1, 2020. For convenience, the Staff’s comment is set forth herein, followed by the Company’s response in bold.

Form 10-Q for the quarter ended March 31, 2020
Notes to the Consolidated Financial Statements
Note 17. Subsequent Event, page31

3.
Comment:    We note your response to prior comment 3 in your letter dated September 8, 2020 including your statement that to the extent you record future material impairment charges related to currently idled assets you will enhance your disclosures in future filings. Based on the carrying value of the currently idled assets as noted in your response, it continues to appear to us that to the extent these assets remain idle you should revise future filings to disclose their carrying value; whether and how you assessed them for impairment; and, if applicable, any impact on depreciation expense as a result of them being idle.

Response:    We will enhance our future disclosures concerning temporarily idled assets. In addition to disclosing how the assets were evaluated for impairment and the associated key assumptions used to determine fair value, we will also enhance our disclosure of relevant current market conditions and industry trends which could have a material unfavorable impact on revenues, net operating income, cash flows, or may result in a subsequent material write off if not expected to reverse.

I trust that this letter responds adequately to the Staff’s concerns. If we can facilitate the Staff’s review of this response, or if the Staff has any questions on any of the information set forth herein, please telephone our Group Vice President, Finance and Corporate Controller, John P. Stott, by email at John.Stott@adm.com, or by phone at (217) 424-5334.

Very truly yours,

ARCHER-DANIELS-MIDLAND COMPANY

/s/ John P. Stott
John P. Stott
Group Vice President, Finance
Corporate Controller
Principal Accounting Office